Mail Stop 4561

January 28, 2008

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re: HSBC Holdings plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 001-14930**

Dear Mr. Flint:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant